Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
AS OF December 31, 2018

Full Name of Subsidiary	Place of Incorporation
Greenlight Reinsurance, Ltd.	Cayman Islands
Greenlight Reinsurance Ireland, Designated Activity Company	Ireland
Verdant Holding Company, Ltd.	Delaware